

Mail Stop 3561   July 27, 2018

<u>Via E-mail</u>
Mr. James Robert Todhunter
Chief Executive Officer
170 S Green Valley Pkwy, Suite 300
Henderson, Nevada 89012

> **Re:** **AIM Exploration Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed December 6, 2017**
> **Form 10-Q for the Quarter Ended February 28, 2018**
> **Filed May 30, 2018**
> **File No. 000-55358**

Dear Mr. Todhunter:

We issued comments to you on the above captioned filing on July 2, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 10, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Offices of Beverages, Apparel and
                                        Mining